Item 2. English translation of the terms and conditions of the new Shareholders Agreement of CP Renovables S.A., dated as of November 28, 2018

TERMS AND CONDITIONS OF THE SHAREHOLDERS’ AGREEMENT

WHEREAS:

A.
CEPU and the Class B Shareholder have decided to create the Corporation.

B.
As an essential condition for the creation and operation of the Corporation, the Parties have agreed that they would regulate in the bylaws of the Corporation and/or in a separate agreement, the disposal of Shares (as defined below) and the governance, administration, and control of the Corporation and its Affiliates (as defined below).

C.
At the Special Meeting held on April 28, 2016, the Parties, as shareholders of the Corporation, decided, inter alia, (i) to create ordinary, registered, non-endorseable, with five votes each, Class “A” shares (“Class A Shares”), ordinary, registered, non-endorseable, with five votes each, Class “B” shares (“Class B Shares”) and ordinary, registered, non-endorseable, with one vote each, Class “C” shares; (ii) to convert all of the Corporation’s shares into Class A Shares and Class B Shares; and (iii) to amend Sections 13 and 23 of the corporate bylaws.

D.
The entire interest of the Class B Shareholder in the Corporation has been converted into Class B Shares.

E.
Based on the amendment of the bylaws detailed under C.(iii) above, the Class B shareholders have to choose (i) one (1) regular member and up to one (1) alternate member of the Board of Directors of the Corporation (the “Class B Director”), and (ii) one (1) regular member and up to one (1) alternate member of the Corporation’s auditing committee.

F.
Certain provisions regarding the disposal of shares of the Corporation and the governance, administration, and control of the Corporation were not included in the amendments to the bylaws as the Parties were still negotiating its terms and conditions.

G.
On January 18, 2017, the Parties established in writing the remaining terms and conditions they considered for the purposes of investing in the Corporation (the “Pre-existent Shareholders’ Agreement”).

H.
The Parties agreed to hold interests in the corporate stock of the Corporation on an initial thirty percent (30%) Class B Shareholder/seventy percent (70%) CEPU basis, and consequently, the Parties have made successive capital contributions, on a coordinated basis, so that, as of the date hereof, the shareholding in the corporate stock of the Corporation reflects such percentage, notwithstanding the Class B Shareholder’s right to eventually acquire a greater shareholding interest in the Corporation.

I.
The Parties initially agreed to channel the projects for investment in electricity generation from renewable sources exclusively through the Corporation. On this occasion, the Parties believe that, in the event the Corporation chooses not to carry out any project, it is necessary to have the possibility of conducting such projects outside the Corporation.

J.
The Parties wish to terminate the Pre-existent Shareholders’ Agreement in both Parties’ best interests.

K.
The Parties agree to approve a new shareholders’ agreement (the “Shareholders’ Agreement”), subject to the terms and conditions herein set forth.

THEREFORE, after Offer AC 2018 has been accepted under the terms detailed above, the Shareholders’ Agreement shall be governed by the following terms and conditions:

FIRST PART
INTERPRETATION AND DEFINITIONS

Section 1.1. When capitalized terms are used herein, such terms shall have the meaning assigned to them herein, except as otherwise noted, that the context so requires, that such capitalization is due to the fact that the term starts a sentence, or that the term is a proper name.

Section 1.2. For the purposes hereof, and unless otherwise noted or the context so requires: (i) the terms defined herein include plural and singular forms; (ii) the terms “herein”, “hereof”, “hereunder” and similar terms refer to the Shareholders’ Agreement as a whole and not to a Section or any other specific subdivision hereof; (iii) any reference to a Section in particular shall be to the relevant Section in the Shareholders’ Agreement; (iv) the terms defined herein shall have the meanings assigned to them herein when used in any another document delivered in accordance with this instrument, unless otherwise specified; (v) the terms “inclusive”, “including” and similar terms shall mean “including without limitation”, unless otherwise noted; (vi) any references to any person includes that person’s successors and permitted assigns, and the term “Class B Shareholder” shall also include any new holders of Class B Shares; and (vii) the headings of the Parts and Sections hereof shall only be for reference purposes and in no way shall affect the meaning and/or interpretation of the provisions hereof.

Section 1.3. The following terms and expressions, when used in this Shareholders’ Agreement, shall have the meanings assigned to them below:

“Shares” means any and all shares of the Corporation and of the Corporation’s subsidiaries in which the Parties have an interest. The term “Shares” also includes any stock of corporate capital, of any type or class, which the Parties may acquire or receive, directly or indirectly, by any means or reason, and would therefore be included within the scope of the Shareholders’ Agreement. The following scenarios of acquisition of shares of the Corporation are listed, without limitation:

(i)
reserve capitalizations, accumulated results, loans and contributions on account of future subscriptions; payment of dividends with shares;

(ii)
subscriptions due to capital increase;

(iii)
conversion of corporate bonds, bonds, debentures, or any other equivalent negotiable instrument; and/or

(iv)
acquisition under purchase options.

“Necessary Actions” means, with respect to an intended result, any actions (to the extent such actions are permitted under any applicable regulations) reasonably necessary to produce such result, which may include, without limitation, (i) voting or giving consent or proxy in writing regarding voting Shares to allow for the adoption of resolutions by shareholders at a meeting; (ii) having the members of the Board of Directors (to the extent such members have been nominated or appointed by the Party obliged to take the Necessary Action) act in a certain way; (iii) entering into and executing agreements and instruments; and (iv) making any governmental, regulatory, or administrative filings which are necessary to attain such result.

“Affiliate” means any Entity Controlled by the owners or Entity with respect to which such nature is determined.

“Special Matters” means any of the following matters with respect to the Corporation or any Affiliate of the Corporation (except as otherwise expressly established):

(i)
amendment to the Bylaws;

(ii)
the creation or disposal of any Affiliate or the shares of any Affiliate;

(iii)
redemption, reimbursement, and amortization of shares, issue or redemption of securities convertible into shares or other corporate bonds, modification of share, corporate bond, or securities convertible into shares issue conditions;

(iv)
suspension or limitation of the right of first refusal; acceptance of revocable or irrevocable contributions on account of any future capital increases, whether made by shareholders or a third party;

(v)
merger, transformation, split-up, initial public offering, or other public offering transactions;

(vi)
sale or disposal of all or a substantial part of the business or the assets;

(vii)
purchase of shares, interests, or shareholdings in any other corporation;

(viii)
posting of bonds, guarantees, or securities over property to third parties;

(ix)
distribution of dividends, and dividend policy;

(x)
transactions with related parties;

(xi)
liquidation, dissolution, filing for reorganization, and any other procedure involving debt or asset restructuring;

(xii)
appointment and removal of internal and external auditors of the Corporation;

(xiii)
execution, termination of, or significant change to, the material provisions of the following agreements: (a) supply of electricity from renewable sources; (b) equipment purchase; (c) operation and maintenance, (d) long-term financial indebtedness for Project financing, as well as the relevant court or out-of-court claims related to such agreements;

(xiv)
other debt transactions (other than that detailed in Item (xiii)(d) above) that are outside the ordinary course of business, are not intended for working capital financing, as well as decisions to prepay such financings;

(xv)
the creation or issuance of shares or the issuance of corporate bonds, whether or not convertible into shares, and stock options; and

(xvi)
capital increases and determination of share premium.

In the event the Class B Shareholder exercises the right to introduce Special Matters under Section 6.5., the following matter with regard to the Corporation or any Affiliate of the Corporation (except as otherwise expressly established) shall also be considered a “Special Matter”: appointment and removal of the Corporation’s general manager.

“Change of Control” means (i) when there occurs a change of Control per se in CEPU, or (ii) when there occurs a change in the composition of CEPU’s board of directors which results in the majority of the members thereof not being made up of Continuing Directors.

“Control” means the power, directly or indirectly, by owning the corporate capital, by virtue of a contract or otherwise, to appoint the majority of the members of the board of directors of any such Entity, or otherwise direct or cause to be directed the management and policies of such Entity. The term “Controlled Entity” has a correlative meaning.

“Continuing Director” means any regular member of CEPU’s board of directors (i) acting as regular director of CEPU as of the IPO Date, or (ii) who, despite having been appointed as member of CEPU’s board of directors after the IPO Date, has been appointed to act as such by a majority of shareholders who were, directly or indirectly, CEPU’s shareholders immediately before the IPO Date.

“Dollars” or “$” means the legal currency of the United States of America.

“IPO Date” means February 6, 2018, i.e., the date CEPU was admitted to public offering in the United States of America and started to list its shares on the New York Stock Exchange.

“BOA” means Business Organizations Act, Law No. 19550 and any amendments thereto.

“Individual” or “Entity” means any individual or legal entity, association, corporation, not-for-profit organization, foundation, consortium, trust, joint venture, investment fund, governmental entity, or any other kind of organization or entity in any jurisdiction.

“Pesos” means the legal currency of the Argentine Republic.

“Potential Projects” has the meaning assigned to it in Section 2.8.

“Projects” means the projects for investment in electricity generation from renewable sources carried out through the Corporation.

“Transfer” means any sale, pledge, donation, or any other act of transfer or disposal over any of the Shares or any financial and voting rights arising therefrom.

SECOND PART
PURPOSE AND EFFECTIVE TERM. BYLAWS. CONDUCT OF NEW PROJECTS. EACH PARTY’S SHAREHOLDING INTEREST

Section 2.1. The Parties agree to terminate the Pre-existent Shareholders’ Agreement as of right, and consequently, enter into this Shareholders’ Agreement for the purpose of regulating their relations as shareholders in the Corporation. Each of the Parties undertakes to act in good faith and to do any necessary acts as shareholders of the Corporation so that the Corporation and the Directors appointed by them fully observe this Shareholders’ Agreement.

Section 2.2. This Shareholders’ Agreement shall enter into force at the date when Offer AC 2018 is accepted by Class B Shareholder and shall remain valid during the term of the Corporation.

Section 2.3. In the event of conflict between the Shareholders’ Agreement and the bylaws of the Corporation, the terms of the Shareholders’ Agreement shall prevail.

Section 2.4. With respect to Special Matters, such matters shall not be performed by the Corporation or the Corporation’s Affiliates without prior adoption of a decision in that regard, under the provisions of the Third or Fourth Part below, as appropriate.

Section 2.5. This Shareholders’ Agreement includes any and all Class A Shares and Class B Shares. Class A Shares and Class B Shares issued after the date of the Shareholders’ Agreement shall be automatically subject to such instrument without the need to enter into any additional agreement or contract.

Section 2.6. In the event a Party purchases Shares of a class different than the class of shares that such Party already holds, any such Shares shall be automatically converted into Shares of the class which the purchaser already held.

Section 2.7. Any decisions to be adopted by each Party or class of Shares shall be subject to the terms of the BOA for class meetings, except that all the shareholders of the class agree otherwise.

Section 2.8. The Parties agree to evaluate all new projects for investment in electricity generation from renewable sources, through the Corporation (the “Potential Projects”). If the Corporation does not have the required economic or financial resources available in order to carry out the Potential Projects, or for any reason decides not to conduct them, CEPU shall have a first option to acquire the Potential Projects and carry them out separately and independently from the Corporation.

THIRD PART
MANAGEMENT OF THE CORPORATION

Section 3.1. Quorum and majorities in the meetings of the Board of Directors shall be governed by the BOA, except with respect to decisions relative to Special Matters, for which approval the affirmative vote of at least one (1) Class B Director shall be required.

Section 3.2. If during the meetings of the Board of Directors any Special Matter is transacted with respect to which there is no approval by at least one (1) Class B Director, the decision shall not be considered validly adopted, and the Parties shall take any Necessary Actions so that the Corporation refrains from doing so, until the Parties come to an understanding.

Section 3.3. The Parties agree that both in the Corporation and in any of their Affiliates, the Class B Shareholder shall be entitled to appoint at least one (1) regular member and one (1) alternate member of the Board of Directors. In that event, any decisions or resolutions by the Board of Directors of the Affiliates of the Corporation regarding Special Matters, to be validly adopted, shall require the favorable vote of the Director which would have been appointed by Class B Shares.

Section 3.4. If the Class B Shareholder has not appointed any director in the Affiliates of the Corporation, Special Matters relative to such Affiliate shall not be adopted or performed by such Affiliate unless they have been previously transacted by the Board of Directors of the Corporation and the decision has been adopted pursuant to Section 3.1 or another mechanism which is satisfactory for the Class B Shareholder has been adopted guaranteeing that the decision shall not be taken without such the Class B Shareholder’s consent.

FOURTH PART
GOVERNANCE OF THE CORPORATION

Section 4.1. Save for Special Matters, the quorum and majorities in Annual General Meetings and Special Meetings shall conform to the provisions of Sections 243 and 244, BOA. Any decisions or resolutions taken by shareholders at a meeting of the Corporation or an Affiliate which relate to Special Matters shall require the affirmative vote of the Class B Shareholder for their approval.

Section 4.2. The Parties agree to take any Necessary Actions so that the Corporation refrains from executing any Special Matters which the Class B Shareholder has not approved of.

Section 4.3. When any of the Special Matters has to be discussed or decided at an Annual General or Special Meeting of any of the Corporation’s Affiliates, the Parties undertake to previously discuss such matters within the Board of Directors of the Corporation or to agree on any other mechanism which may be satisfactory for the Class B Director, to the extent it guarantees that the matters shall not be approved without such Director’s consent.

FIFTH PART
TRANSFERS

Section 5.1. The Parties shall not make any Transfer of their Shares, except for:

(i)
a Transfer by any Class B shareholder to (w) any Class B shareholder; (x) any of its Affiliates; (y) their spouse, ancestors, descendants, or next of kin to the fourth degree; and (z) any Affiliate of the persons mentioned under item (y) above, provided that, before any such Transfer, the assignee shall accept in writing to be bound by the obligations contained in this Shareholders’ Agreement in the same way and to the same extent as the assigning shareholder;

(ii)
a Transfer to a third party Permitted Assignee (as this term is defined below) or to a Non-Assigning Shareholder (as this term is defined below), in every such case, pursuant to the provisions of Section 5.3 and subsequent Sections, provided that, before any such Transfer, the assignee shall accept in writing to be bound by the obligations contained in this Shareholders’ Agreement in the same way and to the same extent as the assigning shareholder ((i) and (ii) together, the “Permitted Transfers”).

Section 5.2. The Share certificates and the Corporation’s Share Record Book shall include the following caption:

“THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO LIMITATIONS PURSUANT TO THE CORPORATION’S SHAREHOLDERS’ AGREEMENT DATED NOVEMBER 28, 2018. NO SALE, PLEDGE, TRANSFER OR ANY OTHER DISPOSAL OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT AS ESTABLISHED UNDER SUCH AGREEMENT.”

Section 5.3. Except for any Permitted Transfers mentioned under Section 5.1.(i), if the Class B Shareholder informs the other Party (the “Non-Assigning Shareholder”) of his intention to transfer any or all of his Shares (the “Shares to be Transferred”), the Class B Shareholder shall notify the Non-Assigning Shareholder in writing of (i) his intention to sell the Shares to be Transferred, and (ii) the price he would be willing to accept for such Shares to be Transferred, as well as the payment terms (the “First Offer Notice”). Such First Offer Notice shall be an irrevocable offer by the Class B Shareholder to sell to the Non-Assigning Shareholder all, and no less than all, the Shares to be Transferred, at the price and under the terms established in the First Offer Notice.

Section 5.4. The Non-Assigning Shareholder may accept the offer of the Class B Shareholder identified in the First Offer Notice, which shall entail that such Shareholder accepts to acquire all (and no less than all) the Shares to be Transferred, by giving notice in writing of such acceptance to the Class B Shareholder within twenty (20) working days after the First Offer Notice has been received. In such event, the transfer shall be made within sixty (60) working days as from expiration of the twenty (20) working-day term previously stated.

Section 5.5. If the Non-Assigning Shareholder expressly decides not to purchase the Shares to be Transferred or if the Non-Assigning Shareholder fails to notify its decision within the term of twenty (20) working days as established in Section 5.4 above, the Class B Shareholder shall be free to transfer the Shares to be Transferred to a third party (the “Permitted Assignee”), provided that: (i) such Transfer is made to the Permitted Assignee and is only made under the same terms as, or better terms than, those described in the First Offer Notice; (ii) such Transfer is completed within two hundred seventy (270) calendar days after expiration of the term under Section 5.4., and (iii) the Permitted Assignee must, before any such Transfer, accept in writing to be subject to the obligations contained in this Shareholders’ Agreement in the same way and to the same extent in which the Class B Shareholder was subject.

Section 5.6. In the event the Permitted Assignee makes a less favorable offer to acquire the Shares to be Transferred than the offer contained in the First Offer Notice and the Class B Shareholder still wishes to transfer the Shares to be Transferred under the terms proposed by the Permitted Assignee, the Class B Shareholder shall first give notice in writing to the Non-Assigning Shareholder of the material terms and conditions of the offer received from the Permitted Assignee (the “ROFR Notice”). Such ROFR Notice shall be an irrevocable offer by the Class B Shareholder to transfer to the Non-Assigning Shareholder all, and no less than all, the Shares to be Transferred, at the price and under the terms established in the ROFR Notice. The Non-Assigning Shareholder may accept the ROFR Notice, which shall entail that such Shareholder accepts to purchase all (and no less than all) the Shares to be Transferred, by giving notice in writing of such acceptance to the Class B Shareholder within twenty (20) working days after the ROFR Notice has been received. In such event, the transfer shall be made within sixty (60) working days as from expiration of the twenty (20)-working-day term previously stated. If the Non-Assigning Shareholder expressly decides not to purchase the Shares to be Transferred or if the Non-Assigning Shareholder fails to notify its decision within the above term of twenty (20) working days, the Class B Shareholder shall be free to transfer the Shares to be Transferred to the Permitted Assignee under the same terms as, or better terms than, those described in the ROFR Notice.

Section 5.7. In the event CEPU receives an offer by a third party to acquire its Shares (the “Shares to be Sold”), CEPU shall first notify the Class B Shareholder in writing of the material terms and conditions of the offer received from the third party (the “ROFR Notice II”). Such ROFR Notice II shall be an irrevocable offer by CEPU to transfer to the Class B Shareholder all, and no less than all, the Shares to be Sold, at the price and under the terms established in the ROFR Notice II. The Class B Shareholder may accept the ROFR Notice II, which shall entail that such Shareholder accepts to purchase all (and no less than all) the Shares to be Sold, by giving notice in writing of such acceptance to CEPU within sixty (60) working days after the ROFR Notice II has been received. In such event, the transfer shall be made within ninety (90) working days as from expiration of the sixty (60)-working-day term previously stated. If the Class B Shareholder expressly decides not to purchase the Shares to be Sold or if the Class B Shareholder fails to notify his decision within the above term of sixty (60) working days, CEPU shall be free to transfer the Shares to be Sold to the third party.

Section 5.8. Without prejudice to the provisions under Sections 5.3., 5.4., 5.5., 5.6., and 5.7., in the event the Class B Shareholder (or any of the shareholders of such class) receives the ROFR Notice II and decides not to exercise the right established under Section 5.7., such Shareholder shall have the right, but not the obligation, to sell all of its Shares (the “Follow-Up Right”). In such case, Shares shall be sold under such conditions as agreed by the other Party, including payment of the same price per share as offered by the third party. It is hereby expressly clarified that if there is more than one Class B Shareholder, the Follow-Up Right pertains to each of them for the total of their share interest, and it is not necessary that all Class B Shareholders participate.

Section 5.9. For the purpose of exercising the Follow-Up Right, the Class B Shareholder shall so notify CEPU within sixty (60) working days after receiving the relevant ROFR Notice II (the “Follow-Up Notice”). Not sending the Follow-Up Notice within such term shall be considered a waiver of the Follow-Up Right with regards to the specific Transfer described in the ROFR Notice II, without affecting the validity of the Follow-Up Right for other Transfers.

Section 5.10. If, in the future, a Party is made up by more than one shareholder, due to Transfers or new subscription of Shares, and one of such shareholders were to Transfer their shares as per the procedure stated under Sections 5.3., 5.4., 5.5., 5.6., 5.7., 5.8., and 5.9., as applicable, the other shareholders who are part of that Party shall have a right of first refusal, as well as the residual preemptive right, regarding the Shares which are not to be purchased by the other members of such Party.

Section 5.11. If, when Class B Shares are transferred, guarantees granted by CEPU are in effect so as to secure the discharge of the obligations of the Corporation and/or its Affiliates relative to the construction stage of the relevant renewable electric energy generating plant, the purchaser shall guarantee the percentage represented by the Shares so acquired in the corporate capital of the Corporation.

Section 5.12. In the event CEPU or the Class B Shareholder or both Parties proceed to the selling of their Shares under a public offering, the provisions of this FIFTH PART shall not apply.

SIXTH PART
CHANGE OF CONTROL

Section 6.1. In the event that: a) there is a Change of Control, or b) any Individual or Entity has to promote a compulsory public offering to acquire the interests of CEPU pursuant to the applicable regulations (the occurrence of any of the events set forth in (a) or (b) above, a “Control Acquisition”), the Class B Shareholder shall have the right, but not the obligation, to purchase all (but not less than all) Shares owned by CEPU (the “Purchase Option”). CEPU shall give notice to the Class B Shareholder of any such events as described above within three (3) calendar days since CEPU has become aware thereof (the “Purchase Option Notice”).

Section 6.2. Within fifteen (15) days following receipt of the Purchase Option Notice, the Parties shall request a valuation of the Shares, in accordance with the provisions of Section 6.3.

Section 6.3. The price of the Shares shall be the average of valuations made by Colombus Merchant Banking and Bach Capital, within thirty (30) days following the relevant request. If CEPU does not agree with the valuation of these firms, CEPU shall notify so to the Class B Shareholder at the first opportunity it has, and in such case, the valuation shall be made by Banco de Galicia y Buenos Aires S.A. For the purposes of the valuation, in all cases, the valuation firms shall solely use the discounted cash flow (DCF) method, considering: (i) the operating cash flow of each Project; (ii) discounted at the WACC rate (Weighted Average Cost of Capital), based on the Capital Asset Pricing Model (CAPM), considering, for determination of the debt/equity ratio of each Project, the capital structure of each Project’s average life, plus (iii) a terminal value of each Project, which shall be determined on the basis of the remaining technical useful life of the relevant equipment, and the contractual and market conditions under which the energy so produced is sold. The price, as determined in this Section, is known as the “Option Price”.

Section 6.4. Upon determination of the Option Price, the Class B Shareholder shall have sixty (60) working days to inform CEPU of his intention to exercise the Purchase Option (the “Exercise Notice”). Upon delivery of the Exercise Notice, the transfer of CEPU Shares shall be made within ninety (90) working days following such Exercise Notice.

Section 6.5. If there is a Control Acquisition, alternatively to the Purchase Option, the Class B Shareholder shall have the right to incorporate the additional event referred to above in the definition of the term “Special Matters”. Such incorporation shall be effective as from the date when the Class B Shareholder notifies CEPU that it shall exercise such right. In that case, all the terms and conditions of this Shareholders’ Agreement applicable to any other Special Matters shall apply to such Special Matters.

Section 6.6. Also, if there is a Control Acquisition, the Class B Shareholder shall have the right to transfer to CEPU all or part of its Shares at the Option Price. The same terms established for the delivery of the Exercise Notice and the transfer of the shares stated above shall apply mutatis mutandis.

SEVENTH PART
REGISTRATION RIGHT

Section 7.1. The Class B Shareholder shall be entitled to require the Corporation and the other shareholders to call a general shareholders’ meeting of the Corporation for the purpose of causing the Corporation to take all actions designed to cause the Corporation to commence a secondary public offering of the shares of its corporate stock (the “Registration Right”), in accordance with the provisions of this Seventh Part.

Section 7.2. The general shareholders’ meeting at which the exercise of the Registration Right is discussed shall (i) set the tentative date of the initial public offering, which shall not exceed twelve (12) months following the date of the meeting; (ii) agree upon the hiring of an internationally recognized investment bank with adequate experience in the industry to act as underwriters of the initial public offering; (iii) agree upon the number of Shares to be included in the initial public offering, including, without limitation, all Shares held by the Class B Shareholder; (iv) cause the Corporation to prepare and file with the appropriate governmental authorities all relevant documents –including, without limitation, the registration statement (or equivalent document)–; (v) choose one or more stock exchanges in which the Shares offered in such initial public offering shall be listed; and (vi) approve and authorize the execution of customary agreements, as required to effect the initial public offering.

Section 7.3. Upon exercising the Registration Right, and as long as the offering is conducted entirely in the Argentine Republic, (i) if both Parties participate in the offering, they shall pay for the underwriting bank’s fees in proportion to the number of Shares underwritten by each Party; and (ii) if the Registration Right is exercised solely by the Class B Shareholder, the underwriting bank’s fees shall be borne by the Class B Shareholder. In both cases, the remaining costs and expenses shall be borne by the Corporation. In an international offering, (i) if both Parties participate in the offering, they shall pay for related fees, expenses and costs in proportion to the number of Shares sold by each Party; and (ii) if the Registration Right is exercised solely by the Class B Shareholder, the international attorneys’ and accountants’ fees, as well as the underwriting bank’s fees, shall be borne by the Class B Shareholder, and the remaining costs and expenses shall be borne by the Corporation.

Section 7.4. CEPU undertakes to act diligently in accordance with its expertise, and in good faith, in the performance of its obligations in connection with the exercise of the Registration Right. In the event CEPU breaches the undertaking contained in this Section, the Class B Shareholder shall have the right, but not the obligation, to sell all (and not less than all) of his Shares to CEPU, at the Option Price plus twenty percent (20%). In addition, all expenses incurred by the Parties or the Class B Shareholder, as applicable, in exercising the Registration Right shall be borne by CEPU.

EIGHTH PART
MISCELLANEOUS

Section 8.1. In the event any of the provisions of this Shareholders’ Agreement are found to be illegal, void or unenforceable by any court with competent jurisdiction, the remaining provisions shall not be affected and shall continue to be in full force and effect. The Parties shall make their best efforts to replace any provision which has been found to be illegal, void or unenforceable with a different provision being as similar as possible to and of the same nature as the other provision, but legally enforceable.

Section 8.2. This Shareholders’ Agreement may not be amended or modified, and compliance with any of its terms and conditions or obligations may not be waived, except by a valid document duly and validly signed by the Parties or, in the event of a waiver, by a waiver of enforcement by the applicable Party.

Section 8.3. This Shareholders’ Agreement shall be interpreted and governed by the laws of the Argentine Republic.

Section 8.4. None of the Parties may assign this Shareholders’ Agreement, in full or in part, or the rights or duties resulting herefrom, without prior written consent by the other Party, except for Permitted Transfers and the provisions of Section 8.6.

Section 8.5. Any of the rights resulting from this Shareholders’ Agreement may be waived in writing by its holder at any time. Failure by any of the Parties to enforce any of its rights or delay in doing so shall not be deemed to be a waiver of such provision or of the right of the Party to enforce the right afterwards, except as this Shareholders’ Agreement may expressly state otherwise or set a term for the enforcement of a right. The individual or partial enforcement of any of the rights under this Shareholders’ Agreement shall not prevent their later or complete enforcement. No waiver of any breach at a time shall be deemed to be a waiver of any subsequent breach.

Section 8.6. The transfer of Shares by reason of death to forced heirs shall not entail a Transfer for the purposes of this Shareholders’ Agreement and, therefore, shall not be subject to the restrictions provided for under the Fifth Part.

Section 8.7. For any legal purposes resulting from this Shareholders’ Agreement, the Parties establish their domiciles at the addresses specified below, for any notice, service of process, claim and summons to any of the Parties to be deemed valid, until such domiciles are replaced with a different domicile within the Argentine Republic by notice through a reliable means to the other Parties:

(i)
CEPU:

Av. Thomas Edison 2701
Ciudad Autónoma de Buenos Aires
Att.: General Manager, Ing. Jorge Rauber

(ii)
Class B Shareholder:

Av. Thomas Edison 2701
Ciudad Autónoma de Buenos Aires

Section 8.8. Should any dispute, difference, or conflict arise regarding the interpretation or performance of this Shareholders’ Agreement (a “Legal Conflict”), the Parties may submit such Legal Conflict to the decision of the Permanent Arbitration Tribunal of the Buenos Aires Stock Exchange, with express submission to any such arbitration rules of such body regarding arbitration and court of law as may be in force on the date of filing of the claim. Both Parties hereby waive, to the greatest extent permitted by law, the right to appeal or challenge the arbitral award at any court, or to claim that the action, trial or proceeding is being heard by an inconvenient court or that the jurisdiction of the action, trial or proceeding is not appropriate. Nevertheless, the Party prevailing in the Legal Conflict may demand compliance with the arbitral award before a court. Furthermore, if essential to protect their rights, the Parties may file legal actions for the purpose of challenging resolutions of the Corporation’s Board of Directors or Shareholders’ Meeting, may seek precautionary measures or apply any other similar judicial procedure. This shall not release the Parties from following the procedure established in this Section for dispute resolution, and the resolution thereof shall be final for the Parties, regardless any judicial decision rendered in the above-mentioned cases.